Sun Life Financial increases dividend

TORONTO – (November 4, 2015) – The Board of Directors of Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced an increase of 1 cent per share to its common quarterly dividend, rising to $0.39 per common share, payable December 31, 2015, to shareholders of record at the close of business on November 25, 2015. Combined with the dividend increase announced in the first quarter of 2015, this represents an 8% increase in the common share dividend this year.

The Board also announced that the following quarterly dividends on its Class A Non-Cumulative Preferred Shares are payable on December 31, 2015, to shareholders of record at the close of business on November 25, 2015:

Series 1	$0.296875 per share
Series 2	$0.30 per share
Series 3	$0.278125 per share
Series 4	$0.278125 per share
Series 5	$0.28125 per share
Series 8R	$0.142188 per share
Series 9QR	$0.112542 per share
Series 10R	$0.24375 per share
Series 12R	$0.26563 per share

Dividends payable on December 31, 2015 to participants in the Canadian Dividend Reinvestment and Share Purchase Plan (the "Plan") will be used to purchase common shares from treasury at the volume weighted average market price determined in accordance with the Plan.

Sun Life Financial Inc. has designated the dividends referred to above as eligible dividends for the purposes of the Income Tax Act (Canada).

About Sun Life Financial
Celebrating 150 years in 2015, Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2015 the Sun Life Financial group of companies had total assets under management of $846 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

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Media Relations Contact:	**Investor Relations Contact:**
Frank Switzer	Greg Dilworth
Vice-President	Vice-President
Corporate Communications	Investor Relations
T. 416-979-4086	T. 416-979-6230
frank.switzer@sunlife.com	investor.relations@sunlife.com